SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Origin Agritech Limited

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G67828106

(CUSIP Number)

Liang Yuan

c/o C201 Shang Ao Century Building

Xisanqi, Haidian District

Beijing 100192, China

(86 10) 8269 4348

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. G67828106	Page 2 of 7 Pages

1	Names of reporting persons Liang Yuan
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization The Hong Kong Special Administrative Region of the People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power -2,627,784-
	8	Shared voting power -0-
	9	Sole dispositive power -2,627,784-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 2,627,784
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 11.6%
14	Type of reporting person IN

13D

CUSIP No. 81943P104	Page 3 of 7 Pages

1	Names of reporting persons Bonasmart Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power -2,627,784-
	8	Shared voting power -0-
	9	Sole dispositive power -2,627,784-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 2,627,784
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 11.6%
14	Type of reporting person CO

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed on November 16, 2005 (the “Original Schedule 13D” and, as amended and restated by this Amendment, this “Schedule 13D”).

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares (the “Ordinary Shares”) of Origin Agritech Limited, a British Virgin Islands company (the “Issuer”). The principal executive offices of the Issuer are located at 21 Shengmingyuan Road, Changping District, Beijing 102206, The People’s Republic of China.

Item 2. Identity and Background

(a)-(c) and (f)	This Schedule 13D is being filed jointly by and on behalf of (a) Mr. Liang Yuan and (b) Bonasmart Limited (each, a “Reporting Person,” and collectively, the “Reporting Persons.”)

Mr. Liang Yuan is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. He is a director and officer of Bonasmart Limited. Mr. Yuan is also an executive director of Chaoyue Group Limited, a company incorporated in Bermuda with limited liability, whose principal place of business is Unit 3213, 32nd Floor, COSCO Tower, 183 Queen’s Road Central, Hong Kong. Chaoyue Group Limited, through its PRC subsidiary, is primarily engaged in the provision of consultancy services, trading of goods and construction, operation and maintenance of websites or e-commerce platforms. Mr. Yuan’s business address is c/o C201 Shang Ao Century Building Xisanqi, Haidian District Beijing 100192, China.

Bonasmart Limited (“Bonasmart”) is a company incorporated under the laws of the British Virgin Islands. Bonasmart is an investment holding company. It is the record holder of 2,629,984 Ordinary Shares of the Issuer. Bonasmart’s principal business address, which also serves as its principal office, is c/o C201 Shang Ao Century Building Xisanqi, Haidian District Beijing 100192, China. Mr. Yuan is the sole director and officer of Bonasmart Limited.

(d)-(e)	During the last five years, neither of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

No Ordinary Shares were purchased by the Reporting Persons and thus no funds were used by any of the Reporting Persons for such purpose.

Item 5. Interest in Securities of the Issuer

(a)–(b) As of November 19, 2014, Bonasmart is the record holder of 2,627,784 Ordinary Shares of the Issuer representing approximately 11.6% of the issued and outstanding shares of the Issuer. Mr. Yuan is the beneficial owner of such 2,627,784 Ordinary Shares. The forgoing disclosure assumes that there are a total of 22,738,541 Ordinary Shares outstanding as of June 30, 2014 based on the information provided in the Issuer’s earnings release on Form 6-K filed with the Securities and Exchange Commission on August 4, 2014. Excluded in the foregoing number of shares are 45,000 shares underlying options held by Mr. Yuan.

(c) Item 5(c) of the Statement is amended and supplemented by inserting the following information:

From October 21, 2014 to November 18, 2014, Bonasmart disposed of 75,715 shares of the Issuser in a series of transactions at prices ranging from $1.6214 to $2.1958 per share in open market transactions on Nasdaq. Details by date, the number of shares disposed of and the price per share are provided below.

Date	Shares Disposed Of	Price per Share

October 21, 2014	12,600	$2.1958

October 22, 2014	8,100	$2.1831

October 23, 2014	15,500	$2.1808

October 24, 2014	1,400	$2.1807

November 11, 2014	5,444	$1.7251

November 14, 2014	8,822	$1.6449

November 17, 2014	21,649	$1.6349

Novmeber 18, 2014	2,200	$1.6214

Except as set forth in this Item 5, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

1.	Agreement of Joint Filing by Liang Yuan and Bonasmart Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2014

Liang Yuan	/s/ Liang Yuan
Liang Yuan

Bonasmart Limited	/s/ Liang Yuan
	Name:	Liang Yuan
	Title:	Director

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by Liang Yuan and Bonasmart Limited.